Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934. Filer and Investment Company Act File Number: Goldman Sachs Trust (811-05349); Commission File Number of the Related Registration Statement: 333-191402; Subject Company and Investment Company Act File Number: Goldman Sachs Credit Strategies Fund (811-22280).

IMPORTANT INFORMATION

The enclosed Goldman Sachs Credit Strategies Fund (the “Fund”) Shareholder Repurchase Offer Notice reflects a repurchase offer of up to 25% of the Fund’s outstanding Shares. The Fund offered to repurchase up to 10% of its outstanding Shares in August 2013. The increase in this quarterly repurchase offer amount is to offer shareholders additional liquidity for their Shares in anticipation of the proxy vote regarding the proposed reorganization of the Fund with and into the Goldman Sachs Long Short Credit Strategies Fund, a newly-organized series of Goldman Sachs Trust (the “Reorganization”).

We recently mailed proxy materials to you for a Special Meeting of Shareholders to be held on January 22, 2014, at 4:00 PM (Eastern time), at the offices of Goldman Sachs Asset Management, L.P., located at 30 Hudson Street, 21st Floor—Room N2, Jersey City, New Jersey, 07302. At this meeting, Shareholders will be asked to approve the Reorganization.

No matter the size of your account, your vote is extremely important. Please be sure to vote using one of the options indicated on your voting card:

1. Vote by Internet

Please visit the web site (www.proxyvote.com) indicated on your proxy voting card and follow the on-line instructions.

2. Vote by Telephone

Please call the toll-free telephone number printed on your proxy voting card (1-800-690-6903) or voting instruction form (1-800-454-8683) and follow the recorded instructions. The service is available 7 days a week, 24 hours a day.

3. Vote by Mail

Please mail your signed proxy card in the postage-paid envelope provided with your proxy materials.

FOR SHAREHOLDER USE ONLY.

The foregoing does not constitute an offer of any securities for sale. The Proxy Statement/Prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the Proxy Statement/Prospectus are available by calling 1-800-526-7384 or on the Securities and Exchange Commission’s web site at www.sec.gov.

114339.MF.OTU

CRPXYNOT 11-13